UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 29, 2022

Commission File Number 001-37909

AZURE POWER GLOBAL LIMITED

5th Floor, Southern Park, D-II,

Saket Place, Saket, New Delhi 110017, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).  ☐

 EXPLANATORY NOTE

We are submitting this Form 6-K/A to correct Exhibits 99.1 and 99.2 which were attached to the prior Form 6-K submitted today.  Those exhibits were not correct and should be disregarded. The exhibits now attached hereto are the correct versions.

Exhibit Index

Exhibit Number	Description

99.1	Press Release dated August 29, 2022
99.2	Press Release dated August 29, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AZURE POWER GLOBAL LIMITED

Date: August 29, 2022	By:	/s/ Rupesh Agarwal
		Name:	Rupesh Agarwal
		Title:	Principal Executive Officer